Exhibit 99.1

BTQ Technologies Publishes "Kardashev Scale Quantum Computing for Bitcoin Mining"

New research shows the real near-term Bitcoin quantum risk lies in signatures, not mining, reinforcing BTQ's focus on Bitcoin Quantum, QCIM, and quantum-native consensus

  BTQ published "Kardashev Scale Quantum Computing for Bitcoin Mining", a new arXiv paper by Pierre-Luc Dallaire-Demers, showing that while Grover's algorithm offers a theoretical shortcut, quantum Bitcoin mining is physically and economically impractical once real-world hardware, error correction, and energy costs are included.

  The paper finds that even in a highly favorable scenario, competitive quantum mining would require roughly 10^8 physical qubits and 10^4 MW of power, while at Bitcoin's January 2025 mainnet difficulty the requirements rise to about 10^23 qubits and 10^25 watts, approaching the energy output of a star.

  The findings reinforce that the real near-term quantum threat to Bitcoin is not mining, but signature vulnerability, supporting BTQ's work on Bitcoin Quantum, its quantum-safe Bitcoin architecture designed around post-quantum cryptography and more resilient transaction design.

  The research also strengthens BTQ's long-term case for Quantum Proof of Work ("QPoW"), its quantum-native, classically verifiable consensus model, by showing that trying to accelerate legacy Bitcoin mining with quantum hardware is a dead end, while consensus designed specifically for quantum systems may offer a more credible and energy-efficient path forward.

VANCOUVER, BC, April 6, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global quantum technology company focused on securing mission-critical networks, today announced the publication of a landmark research paper establishing the first end-to-end physical cost estimate for using quantum computers to mine Bitcoin.

The paper, titled "Kardashev Scale Quantum Computing for Bitcoin Mining," by Pierre-Luc Dallaire-Demers, is now available on arXiv and represents one of the most rigorous analyses to date of the real-world economics of quantum Bitcoin mining.

Public discussion around "quantum threats to Bitcoin" often conflates two very different issues: attacks on Bitcoin's elliptic-curve digital signatures, which are genuine and increasingly urgent, and quantum-accelerated mining using Grover's algorithm, whose practical severity has long been debated in theory but not rigorously costed in physical terms. This paper helps resolve that ambiguity with quantitative clarity.

"This paper does something the industry has needed for years -- it prices the quantum mining question end to end and closes it," said Pierre-Luc Dallaire-Demers. "To push mining into non-trivial consensus effects, one must invoke astronomical quantum fleets operating at energy scales that lie far above present-day civilization. The real cryptographic crisis is the signature vulnerability, and that clock is already ticking."

Rather than stopping at Grover's theoretical quadratic speedup, the paper introduces an open-source resource estimator that models the full quantum mining stack, including reversible double-SHA-256 oracles, surface-code magic-state distillation factories, fleet-scale qubit logistics, and the timing constraints imposed by Nakamoto consensus.

Key Findings

Quantum Bitcoin mining remains impractical even in the best-case scenario

Even under the most favorable partial-preimage setting studied, a superconducting surface-code fleet would still require approximately 10^8 physical qubits and 10^4 megawatts of power -- roughly comparable to the output of a large national electricity grid.

At real Bitcoin difficulty, the requirements become astronomical

At Bitcoin's January 2025 mainnet mining difficulty, estimated requirements rise to approximately 10^23 physical qubits and 10^25 watts of power -- approaching the energy output of a star.

Grover's theoretical advantage collapses in the real world

While Grover's algorithm offers a quadratic search advantage in theory, that benefit breaks down once oracle construction, error correction, and fleet overhead are included. In practical terms, quantum mining is not a credible near-term threat to Bitcoin's proof-of-work consensus.

The more urgent threat is signature vulnerability

By contrast, quantum attacks on Bitcoin's elliptic-curve signatures using Shor's algorithm remain a genuine and much more immediate concern, reinforcing the need for post-quantum cryptographic infrastructure.

Why This Matters

BTQ believes the distinction clarified by this paper is critical. The more relevant quantum challenge for Bitcoin and digital asset infrastructure is not the mining layer, but the authentication layer.

That view is consistent with BTQ's broader strategy.

Through Bitcoin Quantum, BTQ has been developing and testing a quantum-safe Bitcoin architecture designed to address vulnerabilities at the signature and transaction level. The Company previously launched the Bitcoin Quantum testnet, a live environment for demonstrating how Bitcoin-like systems can migrate toward post-quantum cryptographic standards, including NIST-standardized ML-DSA signatures and more resilient transaction designs such as BIP 360 (Pay-to-Merkle-Root).

BTQ believes the findings in this paper strengthen the rationale for that work. If Grover-based mining is not a practical quantum path, then the priority shifts more clearly toward securing wallets, signatures, and authentication systems before large-scale quantum capability arrives.

At the same time, the paper supports a broader conclusion: if the quantum acceleration of classical mining collapses under real physical cost, the logical long-term alternative is not to force quantum hardware onto legacy proof-of-work systems, but to build consensus around computational tasks that quantum systems perform natively and efficiently.

That is the rationale behind BTQ's Quantum Proof of Work (QPoW) initiative.

Unlike Grover-based approaches that attempt to speed up classical SHA-256 mining, BTQ's QPoW is designed around quantum-native computational tasks that better match the strengths of quantum hardware from the outset. In BTQ's view, this is an important distinction. The paper shows that using quantum computers to mine classical Bitcoin more efficiently is not a practical path. QPoW, by contrast, is based on the idea that quantum systems may still play a meaningful role in consensus when the work itself is designed for quantum hardware rather than retrofitted to classical mining assumptions.

BTQ's previously published materials indicate that, in modeled comparisons, QPoW can be materially more energy efficient than equivalent classical sampling-based methods while remaining classically verifiable. This supports BTQ's broader thesis that the future of digital money may require not only quantum-safe authentication, but also new consensus architectures designed specifically for the capabilities of quantum machines.

Performance Comparison

Grover-based Bitcoin mining

  Requires approximately 10^8 qubits and 10^4 MW even in a highly favorable scenario
  Scales to approximately 10^23 qubits and 10^25 W at Bitcoin's January 2025 mainnet difficulty
  Conclusion: theoretically interesting, physically and economically impractical

BTQ's Bitcoin Quantum

  Focused on the real near-term issue: post-quantum authentication and signature security
  Demonstrates how Bitcoin-like systems can migrate to quantum-safe cryptography
  Provides a live test environment for post-quantum Bitcoin infrastructure

BTQ's Quantum Proof of Work (QPoW)

  Built as a quantum-native consensus model, not a retrofit of legacy mining
  Designed around computational tasks better suited to quantum hardware
  Designed to be classically verifiable
  In BTQ's published modeled comparison, a quantum sampler consumes approximately 0.25 kWh over a 10-minute block interval, versus approximately 390 kWh per block per miner for a classical equivalent sampling-based setup, implying an energy advantage of approximately 1,560x
  Conclusion: a more credible long-term framework for quantum-era consensus than attempting to accelerate classical Bitcoin mining

"Quantum computing may reshape digital money, but not by making legacy Bitcoin mining practical," said Christopher Tam, President and Head of Innovation at BTQ Technologies. "What matters now is securing authentication and preparing Bitcoin-like systems for the post-quantum era. Longer term, this research also strengthens the case for quantum-native consensus architectures such as QPoW, where the work is designed for quantum systems from the start rather than forced onto a classical framework."

Key Takeaways

  Quantum mining is not a near-term issue for Bitcoin
  Signature vulnerability remains the more urgent cryptographic challenge
  Bitcoin Quantum provides a practical framework for post-quantum Bitcoin migration
  QPoW strengthens BTQ's long-term position around more energy-efficient, quantum-native consensus systems

The paper, "Kardashev Scale Quantum Computing for Bitcoin Mining," is now available on arXiv.

About BTQ

BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is advancing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 06-APR-26